Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190955

Relating to the Preliminary Prospectus Supplement dated June 1, 2015

(to Prospectus dated September 3, 2013)

Starbucks Corporation

Pricing Term Sheet

$850,000,000

$500,000,000 2.700% Senior Notes due 2022

$350,000,000 4.300% Senior Notes due 2045

June 1, 2015

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A3/A-/A-

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	June 1, 2015

Settlement Date:	June 10, 2015 (T+7)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Goldman, Sachs & Co.

U.S. Bancorp Investments, Inc.

Scotia Capital (USA) Inc.

HSBC Securities (USA) Inc.

Rabo Securities USA, Inc.

Academy Securities, Inc.

Drexel Hamilton, LLC

Mischler Financial Group, Inc.

Title:	2.70% Senior Notes due 2022	4.30% Senior Notes due 2045

Principal Amount:	$500,000,000	$350,000,000

Maturity Date:	June 15, 2022	June 15, 2045

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2015	June 15 and December 15, beginning December 15, 2015

Interest Payment Record Dates:	June 1 and December 1	June 1 and December 1

Benchmark Treasury:	UST 1.875% due 5/31/2022	UST 2.500% due 2/15/2045

Benchmark Treasury Price/Yield:	99-22; 1.923%	91-08; 2.944%

Spread to Benchmark Treasury:	+78 basis points	+138 basis points

Yield to Maturity:	2.703%	4.324%

Coupon (Interest Rate):	2.700% per annum	4.300% per annum

Price to Public (Issue Price):	99.981%	99.598%

Optional Redemption:	The 2022 notes will be redeemable at the Issuer’s option at any time prior to April 15, 2022 (two months prior to their June 15, 2022 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2022 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2022 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 12 basis points, plus (B) accrued and unpaid interest on the 2022 notes being redeemed to the redemption date.	The 2045 notes will be redeemable at the Issuer’s option at any time prior to December 15, 2044 (six months prior to their June 15, 2045 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2045 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2045 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, plus (B) accrued and unpaid interest on the 2045 notes being redeemed to the redemption date.

	At any time on and after April 15, 2022 (two months prior to their June 15, 2022 maturity date), the Issuer may redeem some or all of the 2022 notes, at a redemption price equal to 100% of the principal amount of the 2022 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.	At any time on and after December 15, 2044 (six months prior to their June 15, 2045 maturity date), the Issuer may redeem some or all of the 2045 notes, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the 2045 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of either series of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2022 Notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of either series of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2045 Notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244AG4/US855244AG47	855244AH2/US855244AH20

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

We expect to deliver the notes against payment by the underwriters on or about June 10, 2015, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact the notes initially will settle on T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com; or calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.